[Letterhead of Simpson Thacher & Bartlett LLP]

September 3, 2014

VIA COURIER AND EDGAR

Re:	Medley Management Inc.

Registration Statement on Form S-1

Filed on August 18, 2014

File No. 333-198212

Christian Windsor, Esq.
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Windsor:

On behalf of Medley Management Inc. (“Medley”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of its Class A common stock, marked to show changes from the Registration Statement filed on August 18, 2014. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes, including corrections to errors in prior pre-effective amendments to the registration statement that Medley identified and has discussed in its response to the Staff's comment 1 below.

SECURITIES AND EXCHANGE COMMISSION	-2-	September 3, 2014

In addition, we are providing the following responses to your comment letter, dated August 29, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Medley.

Risk Factors, page 18

“Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act…,” page 47

1.	You disclose that because currently you do not have comprehensive documentation of your internal controls and have not yet tested internal controls in accordance with Section 404, you cannot conclude that you do not have a material weakness in your internal controls or a combination of significant deficiencies that could result in the conclusion that you have a material weakness in your internal controls. In order for investors to understand the impact of your current internal controls, revise this risk factor to discuss the errors identified and corrected in response to comments three and six of the comment letter dated August 8, 2014. Please also revise this risk factor to clarify if management believes that the errors reflected one or more material weaknesses or significant deficiencies in your internal controls over financial reporting. If not, tell us how you concluded that the errors do not reflect the presence of one or more material weaknesses. If so, revise your risk factor to more clearly identify the material weakness in internal controls as well as the risk that such a material weakness poses to investors in your Class A common stock.

Medley has revised its risk factor on page 47 to discuss the errors identified in comments 3 and 6 of the Staff’s comment letter dated August 8, 2014, as well as other errors that Medley identified in prior submissions and filings of the registration statement. Although Medley does not believe that these errors reflect the presence of a material weakness in its internal controls over financial reporting, primarily due to the relative immateriality of the errors and the fact that the overall financial statements were not materially misstated since the errors primarily impacted the consolidating information, it has nonetheless revised its risk factor to disclose that significant deficiencies in its internal controls have been identified, describe the steps it has taken to remediate these deficiencies and discuss the risk that these deficiencies pose to investors in its Class A common stock.

SECURITIES AND EXCHANGE COMMISSION	-3-	September 3, 2014

Organizational Structure, page 50

Refinancing Transactions, page 53

2.	We note that you used the proceeds of the borrowings under the Term Loan Facility, together with cash on hand, to pay, among other things, approximately $33.2 million of indebtedness outstanding under your senior secured term loan and revolving credit facility with City National Bank (the “CNB Credit Agreement”). However, according to page 101 the outstanding balance under the CNB Credit Agreement was $34.3 million at June 30, 2014. Given that all amounts outstanding under the CNB Credit Agreement were repaid on August 14, 2014 as discussed on page 101, please revise your disclosure here and throughout the filing accordingly to reflect the correct amount of the CNB Credit Agreement that you repaid and to reconcile any differences due to timing.

Medley respectfully advises the Staff that on June 30, 2014, $34.3 million of indebtedness was outstanding under the senior secured term loan and revolving credit facility with City National Bank (the “CNB Credit Agreement”). Pursuant to the terms of the CNB Credit Agreement, Medley made a $1.1 million principal repayment with respect to such borrowings on July 1, 2014. On August 14, 2014, Medley repaid the remaining $33.2 million of indebtedness that was outstanding under the CNB Credit Agreement with a portion of the proceeds of borrowings under the senior secured term loan facility entered into on such date. Medley has revised its disclosure on pages 54, 100, 103 and F-81 to so clarify.

Dividend Policy, page 57

3.	You disclose that the distributions to the pre-IPO owners to date in 2014, including distributions effected in connection with the Refinancing Transactions, amounted to $109 million. Tell us how you computed the $109 million presented here and how it reconciles to the $74.5 million referenced on page 53. Tell us the dates of the distributions that total the $109 million, with a reconciliation to the amounts presented in your financial statements.

Medley respectfully advises the Staff that Medley LLC made distributions to the pre-IPO owners in the amount of $18.7 million in 2012, $41.7 million in 2013 and $30.9 million in the six months ended June 30, 2014. Subsequent to June 30, 2014, Medley LLC made distributions to its pre-IPO owners of $81.5 million. Medley has revised the disclosure on page 58 to include the foregoing detail regarding distributions.

Unaudited Pro Forma Consolidated Statements of Operations, page 66

4.	We note that pro forma adjustments (3), (7), and (8) reflect the deferral of debt issuance costs and repayment of the Senior Secured Credit Facilities. According to page 53, the term “Senior Secured Credit Facilities” represents the Term Loan Facility and the Revolving Credit Facility, which is a $15 million credit facility with City National Bank that you plan to enter into prior to the completion of this offering. Please clarify whether you have a firm commitment supported by signed legal binding documentation related to the Revolving Credit Facility. If not, explain to us how you determined that the transactions related to the Revolving Credit Facility should be presented as pro forma adjustments as they do not appear to be factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

SECURITIES AND EXCHANGE COMMISSION	-4-	September 3, 2014

Medley respectfully advises the Staff that it entered into the $15 million revolving credit facility with City National Bank (the “Revolving Credit Facility”) on August 19, 2014 and has revised its disclosure throughout Amendment No. 1 accordingly.

Components of our Results of Operations, page 78

Performance Fees, page 79

5.	We have read your response to comment five. You state on page 80 that if the funds were either liquidated at their fair value or valued at zero at December 31, 2013 and 2012, there would have been no clawback obligation or liability. Expand your disclosure to address the information in your response to more clearly explain for the reader why you would not be subject to any clawback obligation or liability in either circumstance. Revise to quantify the revenue amounts that are subject to reversal as of the balance sheet dates presented on each a combined and standalone basis.

Medley has revised the disclosure on page 81 to address the Staff’s comment.

Standalone Result of Operations, page 94

6.	We have read your response to comment six. We note that the $1.5 million reclassification from management fees to performance fees was a result of an error in intercompany charges recorded between Medley LLC and Medley Opportunity Fund II LP. Please explain to us the specific facts of the error as it is still unclear how this error would result in management fees to be overstated and performance fees to be understated. As part of your response, more clearly identify the original entries that were in error, the correcting entries, and the relevant internal controls that did not detect or prevent the error.

Medley advises the Staff that the effects of the original journal entries related to transactions between Medley LLC and Medley Opportunity Fund II LP (“MOF II“) are eliminated in consolidation.

In the original journal entry recorded by Medley LLC, the credit to Management fee revenue should have been credited to the Due to affiliate account. The error resulted in an overstatement of Management fee revenues by Medley LLC.

In the original journal entry recorded by MOF II, the debit to Management fee expense should have been debited to the Due from affiliate account. The error resulted in an overstatement of Management fee expense by MOF II.

SECURITIES AND EXCHANGE COMMISSION	-5-	September 3, 2014

The overstatement of management fee expense by MOF II also caused the Performance fee allocation to Medley LLC to be understated by an equal amount. As of March 31, 2014, based upon the performance allocation formula for MOF II, Medley LLC was entitled to receive 100% of any additional income generated by MOF II up to $6.9 million as an additional performance fee allocation. Accordingly, the $1.5 million correction of the overstatement of Management fee expenses resulted in a $1.5 million increase of net income and an additional $1.5 million performance fee allocation to Medley LLC.

For Medley LLC (standalone), the correction of these entries resulted in a decrease to Management fee revenues and an increase to Performance fee revenues by an equal amount.

Below are details of the journal entries by Medley LLC and MOF II;

Entity – General ledger account	Actual journal entry recorded	Correct journal entry	Difference
	Debit (Credit)
	(Dollars in thousands)
Medley LLC (standalone

Management fee revenue (contra revenue)	$1,556	$1,556	$0
Management fee revenue	$(1,556)	̶	$1,556	A
Due to affiliate	̶	$(1,556)	$(1,556)

Investments in MOF II	̶	$1,556	$1,556
Performance fee revenue	̶	$(1,556)	$(1,556)	B

Impact on net income (A+B)			$0

MOF II (Consolidated Funds)

Management fee expense	$1,556	̶	$(1,556)	C
Management fee expense (contra expense)	$(1,556)	$(1,556)	$0
Due from affiliate	̶	$1,556	$1,556

Impact on net income (C)			$1,556

Medley respectfully advises the Staff that the impact of correcting the MOF II journal entry errors was not properly reflected in the Consolidated Funds column on page F-73 of Amendment No. 1 to the draft Registration Statement dated July 24, 2014. The Consolidated Funds expenses should have been reduced by $1,566,000 and all respective subtotals within this column should have been adjusted. In addition, the amounts in the Eliminations column should have been adjusted to reflect these changes. Medley notes that because the journal entries are related to intercompany transactions that are eliminated in consolidation, the combined and consolidated balances were correctly stated.

SECURITIES AND EXCHANGE COMMISSION	-6-	September 3, 2014

Medley respectfully advises the Staff that the balance sheet impact of these correcting journal entries was not properly reflected on page F-73 of Amendment No. 1 to the draft Registration Statement dated July 24, 2014. The amount in the Accounts payable, accrued expenses and other liabilities line item under the Standalone column should have been increased by $1,556,000 and the amount in the Assets of Consolidated Funds - Other Assets line item under the Consolidated Funds column should have been increased by $1,556,000. These amounts should have been added to the Eliminations column to properly eliminate intercompany balances. Because these amounts are eliminated in consolidation, the combined and consolidated balances were correctly stated.

While these journal entries were subject to a review by someone other than the person who prepared such journal entries, such review did not detect or prevent the error. Subsequently, Medley has hired a dedicated Vice President – Controller, Assistant Controller and Senior Accountant, and has implemented a multi-level review process designed to ensure that errors such as this are detected.

Medley LLC and Medley GP Holdings LLC for the period ended December 31, 2013

7.	In light of the planned distribution of $74.5 million that will be given to members of Medley LLC prior to this offering, please tell us how you considered the guidance in SAB Topic 1.B.3 regarding the pro forma balance sheet and earning per share presentation on the face of your combined and consolidated financial statements.

Medley respectfully advises the staff that the $74.5 million distribution was made on August 14, 2014 from the proceeds of the Refinancing Transactions. Medley does not intend to use the proceeds from the IPO to make additional distributions. Medley has revised the Combined and Consolidated balance sheet as of June 30, 2014 to include a pro forma balance sheet reflecting the subsequent distribution as required by SAB Topic 1.B.3, as well as the Refinancing Transactions, that financed this distribution. Medley will include consideration of SAB Topic 1.B.3 in its presentation of pro forma earnings per share to be presented in its Unaudited Pro Forma Statement of Operations.

Exhibits

8.	We note that a number of exhibits, including the Medley LLC Limited Liability Company Agreement and the legality opinion will be filed by amendment. Please file your exhibits as soon as possible to provide us with adequate time to review the documents and issue any necessary comments on the documents, or on your related disclosure.

SECURITIES AND EXCHANGE COMMISSION	-7-	September 3, 2014

Medley acknowledges the Staff’s comment with respect to remaining exhibits and has filed all exhibits with Amendment No. 1 except for the Exhibit 5.1 opinion, the form of which was provided with our letter dated August 18, 2014 and the executed version of which will be filed as an exhibit to a subsequent pre-effective amendment.

* * * * *

Medley has filed with Amendment No. 1 a number of exhibits. Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Suzanne Hayes
Kevin W. Vaughn
Yolanda Trotter
Eric Envall

Medley Management Inc.
John Fredericks

Skadden, Arps, Slate, Meagher & Flom LLP
Phyllis G. Korff
David J. Goldschmidt